April 20, 2007

Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for Fiscal Year Ended February 25, 2006
Filed May 5, 2006
Form 10-Q for Fiscal Quarter Ended November 25, 2006
Filed December 20, 2006
Response Letter Dated March 12, 2007
File No. 0-20184

Dear Mr. Choi:

We have received and reviewed your comment letter related to our response to your comment letter related to our Form 10-K for the fiscal year ended February 25, 2006 filed on May 5, 2006 and our Form 10-Q for fiscal quarter ended November 25, 2006 filed on December 20, 2006. We appreciate the comments and suggestions to help strengthen our disclosures going forward. We have included the Staff's original comments followed by our responses to each comment.

Form 10-K for the Fiscal Year Ended February 25, 2006

Note 1— Significant Accounting Policies, page 32

Comment 1:
We have reviewed your response to comment 3 in our letter dated March 1, 2007. We note that contingent rent payments have not been included in the calculation of straight-line rent based on your conclusion that the achievement of the aggressive targets over the entire life of the lease is not probable. However, it appears from your tabular disclosure in Note 4 at page 38 that you have achieved specified targets resulting in the recording of contingent rent expense in each of the last three fiscal years. Based on the achievement of sales targets in each of the past three years, we would expect that you would deem it probable that the sale targets would likely be met in the next annual period, and consequently, contingent rent expense on these leases would be probable and factored into your expected rent expense for the following annual rental period. Please clarify whether you separately evaluate the probability of achieving each specified target within an agreement or on some combined basis.

Mr. Choi
United States Securities and Exchange Commission
April 20, 2007

Response:
In relation to all minimum lease payments, the Company accounts for lease payments under FAS 13. Minimum lease payments do not include contingent rentals as defined in FAS 29 paragraph 11(n). All rent that qualifies as contingent rentals are accounted for under EITF 98-9. In applying EITF 98-9, the Company records a contingent rent liability in “Other liabilities and accrued expenses” on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

In future filings, the Company intends to include additional disclosure clarifying the accounting for contingent rentals, similar to the following:

“Many leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in “Other liabilities and accrued expenses” on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.”

Advertising, page 34

Comment 2:
We note from your response to comment 3 in our letter dated March 1, 2007 that you believe you have complied with the disclosure requirements of SOP 93-7 and EITF 02-16 and that for competitive reasons, you do not separately disclose the amount of cooperative advertising allowances. Please provide us with the amounts of cooperative advertising allowances you received during each of the last three fiscal years. We may have further comment.

Mr. Choi
United States Securities and Exchange Commission
April 20, 2007

Response:
Per the Staff's request, in the future, we intend to disclose the amount of cooperative advertising allowances separately in disclosure similar to the following:

	Year ended	Year ended	Year ended
	February 25, 2006	February 26, 2005	February 28, 2004
	(in thousands)
Advertising expenses	$32,445	$33,970	$28,021
Cooperative advertising credits	(11,213)	(12,204)	(13,361)
Net advertising expense	$21,232	$21,766	$14,660

Per the Staff’s request, we hereby acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these and any other concerns the Staff may have. If you have any questions regarding our responses to these comments or require further documentation and/or support related to our responses, please contact me at 317-899-1022.

Sincerely,

/s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer